Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), dated July 24, 2020, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Class A Common Stock and Class B Common Stock

of

Benefytt Technologies, Inc.

at

$31.00 Net Per Class A Share

No Consideration to be Paid Per Class B Share

Pursuant to the Offer to Purchase Dated July 24, 2020

by

Daylight Beta Corp.,

a direct wholly-owned subsidiary of

Daylight Beta Parent Corp.,

an affiliate of

Madison Dearborn Partners, LLC

Daylight Beta, Corp. (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of Daylight Beta Parent, Corp. (“Parent”), a Delaware corporation, hereby offers to purchase all of the outstanding shares of Class A Common Stock, par value $0.001 per share (the “Class A Shares”) of Benefytt Technologies, Inc., a Delaware corporation (“Benefytt” or the “Company”), at a price of $31.00 per Class A Share, net to the seller in cash, without interest and less any applicable withholding taxes (such amount or any higher amount per share that may be paid pursuant to the Offer being hereinafter referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 24, 2020 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”). Purchaser is also offering to acquire all of the outstanding shares of Class B Common Stock, par value $0.001 per share, of Benefytt (the “Class B Shares” and, together with the Class A Shares, the “Shares”), for no consideration. Purchaser’s offer to purchase all of the outstanding Class A Shares and Class B Shares pursuant to the Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, are collectively referred to herein as the “Offer.” All holders of Class B Shares have agreed to exchange their Class B Shares into Class A Shares and tender such Class A Shares prior to the expiration of the Offer. Parent is affiliated with Madison Dearborn Partners LLC, a Delaware limited liability company. Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME,

ON AUGUST 20, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 12, 2020, among Parent, Purchaser and Benefytt (as the same may be amended, the “Merger Agreement”), pursuant to which, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into Benefytt (the “Merger”), with Benefytt continuing as the surviving corporation in the Merger as a direct wholly-owned subsidiary of Parent. As a result of the Merger, each (i) outstanding Class A Share (other than Class A Shares (1) held by Benefytt as treasury stock, (2) owned, directly or indirectly, by Parent or Purchaser, and (3) owned by Benefytt stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Class A Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive the Offer Price; and (ii) Class B Share outstanding or held in treasury by Benefytt immediately prior to the consummation of the Merger shall automatically be cancelled and retired and will cease to exist, and no consideration shall be delivered in exchange therefor. As a result of the Merger, Benefytt will cease to be a publicly traded company and will become wholly-owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is conditioned upon, among other things: (i) there being validly tendered and received (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL) as of one minute after 11:59 p.m. Eastern Time on August 20, 2020 (the “Expiration Date,” unless extended by Purchaser in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) a number of Shares which, together with any Shares beneficially owned by Parent or any wholly-owned subsidiary of Parent, equals at least one Share more than a majority of all issued and outstanding Shares as of the Expiration Date (the “Minimum Condition”); (ii) there not being in effect immediately prior to the Expiration Date any law or order (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement (the “Transactions”); (iii) the expiration or early termination of the waiting period applicable to the consummation of the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and (iv) the absence of a termination of the Merger Agreement in accordance with its terms. The Offer is also subject to other conditions described in the Offer to Purchase.

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and would be the first step in the acquisition of the entire equity interest in, Benefytt. Following the consummation of the Offer, Purchaser intends to effect the Merger as promptly as practicable, subject to the satisfaction of certain conditions.

Following careful consideration the board of directors of Benefytt has: (i) determined that it is in the best interests of Benefytt and its stockholders to enter into the Merger Agreement, (ii) approved the execution and delivery of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth therein, (iii) declared advisable the Merger Agreement and the transactions contemplated thereby and (iv) subject to Section 6.2 of the Merger Agreement and the terms and conditions of the Merger Agreement, resolved to recommend the holders of Shares accept the Offer by tendering their Class A Shares to Purchaser pursuant to the Offer.

The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the collective ownership by Parent, Purchaser or any wholly-owned subsidiary of Parent of at least one Share more than a majority of all issued and outstanding Shares as of the Expiration Date, and, if the Merger is so effected pursuant to Section 251(h) of the DGCL, no vote of Benefytt’s stockholders will be required to adopt the Merger Agreement or consummate the Merger. Following the purchase of Shares in the Offer, Parent and Purchaser expect to consummate the Merger in accordance with Section 251(h) of the DGCL, and do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and the provisions of the Merger Agreement, Purchaser expressly reserves the right to: (i) increase the Offer Price, (ii) waive any Offer Condition (as defined in the Offer to Purchase) (other than the Minimum Condition) or (iii) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. Purchaser may not, however, without the prior written consent of the Company, (A) amend or waive the Minimum Condition, (B) decrease the Offer Price or (C) make any change to the Offer that: (1) changes the form of consideration to be delivered by Purchaser pursuant to the Offer, (2) reduces the number of Class A Shares to be purchased in the Offer to less than that required to satisfy the Minimum Condition, (3) imposes conditions or requirements to the Offer in addition to the Offer Conditions, (4) terminates the Offer or accelerates, extends or otherwise changes the Expiration Date, except as permitted by the Merger Agreement, (5) otherwise amends or modifies any of the other terms of the Offer in a manner that adversely affects any holder of Class A Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, or (6) provides for any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Purchaser is required to extend the Offer beyond its then-scheduled Expiration Date: (i) for the minimum period required by any law, any interpretation or position of the SEC, the staff thereof or any rules and regulations of the Nasdaq Stock Market applicable to the Offer (including in order to comply with Rule 14e-1(b) promulgated under the Exchange Act in respect of any change in the Offer Price) and (ii) if any condition to the Offer has not been satisfied or waived by Purchaser or Parent (to the extent waivable) as of such Expiration Date, for one or more 10 business day periods (or such longer period as may be agreed to by the parties to the Merger Agreement) in order to permit the Offer Conditions to be satisfied; provided that if the sole unsatisfied Offer Condition (other than those conditions that by their terms are to be satisfied at the time that the Purchaser accepts for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the “Offer Acceptance Time”)) is the Minimum Condition, Purchaser is not required to make more than two such 10-business day extensions. In no event will Purchaser be required to extend the Offer beyond November 9, 2020 or, if earlier, the termination of the Merger Agreement in accordance with its terms. In addition, Purchaser may (but is not required to) extend the offer for successive periods of up to five business days if, as of any scheduled Expiration Date: (1) all of the Offer Conditions have been satisfied or waived (other than the conditions that are to be satisfied at the Offer Acceptance Time), (2) the full amount of the Debt Financing (as defined in the Offer to Purchase) has not been funded and will not be available to be funded at the closing of the Offer and (3) Parent and the Purchaser acknowledge and agree in writing that the Offer Conditions relating to the accuracy of the Company’s representations and warranties in the Merger Agreement and the absence of a Company Material Adverse Effect (in each case described in the Offer to Purchase) will be deemed to have been satisfied or waived from and after the initial extension of the Offer (if such Offer Conditions were actually satisfied at the time of such extension).The Merger Agreement does not contemplate a subsequent offering period for the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (if any) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer into the Depositary’s DTC account, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time on or before the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn at any time after September 22, 2020, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. For a withdrawal of Shares to be effective, the Depositary must receive at one of its addresses set forth on the back cover of the Offer to Purchase a written or facsimile transmission notice of withdrawal before the Expiration Date or before the Shares have been accepted for payment. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the record owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates. Purchaser will determine, in its reasonable discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, the Depositary, the Information Agent (listed below) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the Expiration Date.

Benefytt has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Benefytt’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash as payment for the Shares pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law) will be a taxable transaction for United States federal income tax purposes if you are a United States holder (as defined in the Offer to Purchase). For a summary of certain material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger or exercising appraisal rights, see the Offer to Purchase. Each holder of Shares should consult its or his or her own tax advisor regarding the United States federal income tax consequences of the Offer and the Merger (or the exercise of appraisal rights) in light of its, his or her particular circumstances, as well as the income or other tax consequences that may arise under the laws of any United States local, state or federal or non-United States taxing jurisdiction and the possible effects of changes in such tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase, the related Letter of Transmittal and the other exhibits to the Schedule TO contain important information that should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent or to your broker, dealer, commercial bank or trust company. Such copies will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokerage Firms, Please Call: (212) 269-5550

Stockholders and All Others Call Toll-Free: (888) 628-8208

Email: benefytt@dfking.com

July 24, 2020